UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Name of issuer: Angel Studios, Inc.

Legal status of issuer
    Form: Corporation
    Jurisdiction of Incorporation/Organization: Delaware
    Date of organization: February 7, 2014

Physical address of issuer: 295 W Center Street, Provo, Utah 84601

Website of issuer: watch.angelstudios.com

Name of intermediary through which the Offering will be conducted: VAS Portal, LLC

CIK number of intermediary: 0001749383

SEC file number of intermediary: 007-00165

CRD number, if applicable, of intermediary: 298941

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

    Five percent of the amount actually raised to be paid in cash.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

    None

Type of security offered: Class B Common

Target number of Securities to be offered: 112,360

Price (or method for determining price): $8.90

Target offering amount: $1,000,000

Oversubscriptions accepted:

☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): $4,999,993.30

Deadline to reach the target offering amount: April 19, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 58

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$14,221,880	$4,027,992
Cash & Cash Equivalents	$11,173,426	$1,584,455
Accounts Receivable	$211,818	$0
Short-Term Debt	$4,255,520	$5,901,271
Long-Term Debt	$5,253,007	$4,840,454
Interest Revenues/Sales	$46,942,397	$10,754,844
Cost of Goods Sold	$25,542,998	$4,143,717
Taxes Paid	$100	$100
Net Income	$-7,486	-$1,611,154

The jurisdictions in which the issuer intends to offer the Securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY.

_____

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management, and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: Angel Studios, Inc.

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? Yes ☐ No ☒

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director:	Principal Occupation:	Main Employer:	Dates of Service:
Paul Ahlstrom	Managing Director	Alta Ventures Mexico Fund I, LP	February 2014 - Present

Neal Harmon	CEO	Angel Studios, Inc.	October 2013 - Present
Dalton Wright	Partner	Kickstart Seed Fund, L.P.	February 2014 - Present

OFFICERS OF THE COMPANY

5. Provide the following information about each officer and director (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer:	Position:	Dates of Service:	Responsibilities:
Neal Harmon	CEO	October 2013 - Present	See Below
Jeffrey Harmon	Chief Content Officer	October 2013 - Present	See Below
Elizabeth Ellis	Chief Heart Officer	June 2015 - Present	See Below
Patrick Reilly	Chief Financial Officer and Secretary	January 2014 - Present	See Below
Brad Pelo	Chief Distribution Officer	October 2020 – Present	See Below
Abinash Tripathy	Chief Product Officer	March 2021 - Present	See Below

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office and any other employment for the past three years.

Neal Harmon, Chief Executive Officer, Director. Neal has served as ANGEL STUDIOS, INC.'s Chief Executive Officer since he co-founded the Company in 2013. Neal is also a member of Harmon Ventures LLC, a Utah limited liability company, our largest stockholder. He is also a managing member of Harmon Brothers, LLC, a Utah limited liability company, a marketing agency he co-founded with his brothers. Neal worked for Orabrush, Inc. from 2009 to 2013, a company he co-founded, where he served in such capacities as Chief Operating Officer and as a member of the board. Since 2005, Neal has also worked for the Neal S Harmon Company, a Utah corporation, as a consultant, entrepreneur and investor, engaging in various activities such as designing and creating a trucking logistics dashboard, to connect shippers and private fleets. Neal received his master's degree from Brigham Young University in Instructional Psychology and Technology in 2002, and his undergraduate degree from Brigham Young University in American Studies in 2001.

Jeffrey Harmon, Co-Founder and Chief Content Officer. Jeffrey is a co-founder and Chief Content Officer of the Company and he is primarily responsible for helping creators fund and produce brand new shows. Jeffrey is also a member of Harmon Ventures LLC, a Utah limited liability company, our largest stockholder. He is also a managing-member of Harmon Brothers, LLC, a Utah limited liability company, which is an online-focused advertising and marketing company he co-founded with his brothers. Jeffrey co-founded Orabrush, Inc. in 2009 and served as its CEO from 2009-2010. He continued to serve as Chief Marketing Officer and Co-Founder of Orabrush from 2010 to 2013. He is currently active with other start-up companies and concepts. He attended Brigham Young University from 2006 to 2008, where he studied business marketing, traditional marketing, internet marketing and business administration.

Elizabeth Ellis, Chief Heart Officer. Chief Heart Officer since October 2020; President and Chief Operating Officer (December 2018 – September 2020); Chief Operating Officer (June 2015 – December 2018). Liz is the Chief Heart Officer for the company, and is responsible for developing and executing the company's human resource strategy in support of the strategic direction of the organization, specifically in the areas of succession planning, talent management, change management, organizational and performance management, training and development, and compensation. From 2009 until she joined us, Liz was the Director of Human Relations and Office Manager at Orabrush, Inc., where she oversaw personnel and was responsible for various operational tasks. Liz holds a B.S. from Brigham Young University.

Patrick Reilly, Chief Financial Officer. Chief Financial Officer since December 2018; Director of Finance (February 2016 – December 2018). Patrick is the Chief Financial Officer for the company currently overseeing all accounting and finance aspects of the business. Patrick began providing consulting services in March 2014 and joined as the Director of Finance in February 2016. Prior to joining us, Patrick served as the Financial Controller at Moki Mobility, Inc. a computer software company, from 2013 to February 2016, where he was responsible for all finance and accounting duties of the company. From 2009 to 2013, Patrick was the Vice President of Finance and Financial Controller at Allegiance, Inc., where he was responsible for all finance and accounting duties of the company. Patrick received his MBA from the University of Utah, and holds a B.S. in Business Administration, with concentrations in finance and banking, from Utah Valley University.

Brad Pelo, Chief Distribution Officer. Chief Distribution Officer since October 2020 and is responsible for distributing creators projects globally after they successfully fund and produce their show. Mr Pelo is a serial entrepreneur, most recently of New York City based SAY. Previously he founded i.tv, the pioneering leader of social television that powered solutions for Nintendo, DIRECTV, AOL, Telus and others. He was the co-founder and President of Folio Corp. (acquired by Lexis-Nexis), ancestry.com (the world leader in family history research) and NextPage, Inc. (ProofPoint). He is the co-founder of leader.org, a charitable foundation that provides grants each year to public schools to encourage the modeling of leadership in the classroom. He also served as an outside director for the Tokyo based D&M holdings, a consumer electronics company with brands Denon, Marantz, Boston Acoustics and McIntosh.

Abinash Tripathy, Chief Product Officer. Abinash Tripathy leads Angel Studios product strategy and engineering team with a breadth of experience. He is Founder and Chairman of Helpshift, a CRM solution for over 3 billion devices worldwide. He served as CEO and Chief Strategy Officer at Helpshift from 2012-2021. He used his 20 years of experience with technology and CRM to re-imagine CRM for the post-PC era. Prior to founding Helpshift, Abinash created and ran a number of early and growth stage companies where he was responsible for conceptualizing and delivering the world's first IP-basedVoicemail/Unified communications, Mobile Photo Messaging (in Japan) and MMS products to the market. He started his career at Oracle where he wrote the first in-house CRM solution.

Paul Ahlstrom, Director. Paul joined as our director in 2014. Paul has served as Managing Director of Alta Ventures Mexico Fund I, LP since 2010, where his responsibilities include all aspects of investor relations, evaluating a business's products or services for potential investment opportunity, creating deal flow, negotiating terms and conditions in financing rounds, serving as a board member for portfolio companies, and preparing financial statements and financial analysis. Over his career, Paul has directly participated in more than 125 venture capital investments and previously represented vSpring Capital on the boards of Ancestry.com, which was sold in 2007 to a private equity firm and went public in 2009 (NASDAQ:ACOM), Senforce, which was sold to Novell (NASDAQ: NOVL), and Altiris (NASDAQ:ATRS), which went public and was then sold to Symantec (NASDAQ: SYMC), GlobalSim and Aeroprise. Mr. Ahlstrom has also served as an advisor and board to many successful venture-backed startups including Rhomobile sold to Motorola, SpaceMonkey, SendMi, Convert.com and Jott. Paul is the author of the popular book related to business startups, *Nail It Then Scale It*, and received his B.A. in Communications from Brigham Young University.

Dalton Wright, Director. Dalton joined as our director in 2014. Dalton has been a partner at Kickstart Seed Fund, L.P. since 2013, a seed-stage investment fund that develops close relationships with universities, angel groups and entrepreneurs to launch high-growth start-ups in both Utah and the Mountain West. Dalton serves as a director of numerous other corporate boards. From 2009 to 2012, Dalton was Senior Associate and Founding Team Member at Alta Ventures Mexico, a seed, venture, and growth capital fund targeting high growth companies in Mexico. Dalton graduated from the Wharton Business School at the University of Pennsylvania with his M.B.A. in 2014 and holds a B.A. in finance from the University of Utah.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offer
Neal Harmon	*4,245,797 Class A Common	23.2%
Jeffrey Harmon	*4,245,797 Class A Common	23.2%

*Both Neal and Jeffrey own these interests through a holding company, Harmon Ventures, LLC.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

General

ANGEL STUDIOS, INC.'s vision is to be the home of stories that amplify light. While for many 2020 was a dark year, our original content was embraced by audiences and creators alike. Dry Bar Comedy helped people laugh over one billion times amid the stress. Our awarding-winning series, The Chosen, helped give tens of millions of people hope in over 70 languages world-wide. Amplifying stories of light has also proved successful financially, reaching over $47 million in 2020. Importantly, potential future hits have been funded and are already in the works, targeting launches for the second half of 2021. We believe there has never been a better time to build this new media home for those underserved by Hollywood.

Be part of stories that matter.

The Company

In 2013, four brothers, Neal, Daniel, Jeffrey, and Jordan Harmon, founded VidAngel, initially an audiovisual content filtering company that gives viewers the choice to remove objectionable content, such as violence, sex, nudity and/or language, from streamed movies and television programs. As fathers of children aged newborn to ten, they were searching for a better way to watch quality content with their kids. They founded the Company to give their own families, and everyone else, greater personal choice in the content they watch at home. The brothers envisioned building the best technology for skipping distasteful content in the privacy of the home, attracting those who want to skip parts of modern media, and then eventually distributing better content to those people whom Hollywood has overlooked.

Due to a 2016 lawsuit filed by Disney (which was later settled in September 2020), the filtering portion of our business was flat or declining for years.

In December 2016, we announced the creation of "VidAngel Studios". The first project launched as part of that concept was Dry Bar Comedy. With more than 300 episodes filmed to date, Dry Bar Comedy is one of the largest collections of clean comedy that can be enjoyed by everybody. In late 2017, we partnered with The Chosen, LLC, or *The Chosen*, to produce a television series that would be directly funded by its audience. The Chosen went on to become the largest crowdfunded media project in history. The Chosen also has generated over $30 million in 2020 revenue alone.

Building on our prior successes, we have launched additional initiatives, including Tuttle Twins and Freelancers (both of which raised about $1.07 million last year), with a focus on content in markets that are currently under-served by Hollywood. In summary, while the embattled and neglected filtering business waned, our original content business exploded in growth. With the goals of focusing on the original content business and of limiting exposure to potential legal risk, we have divested the filtering business. We are selling the business to an unaffiliated business VidAngel Entertainment, LLC which is led by long-time industry veteran Bill Aho (who was instrumental in passing the Family Movie Act) and his team. As part of the deal, we have the option to buy the business back for similar terms that we sold the business. As part of the agreement, we also get to use the filtering technology for our own content. In the coming decades, we plan to become the home of stories that amplify light by:

1. **Rebranding the Company** from VidAngel to Angel Studios. This step will happen in conjunction with this Offering.

2. **Focusing on stories that match our "North Star"**, which encompasses two principles: a) we help those underserved by Hollywood (see The New Colossus), and b) we amplify stories of light (see Philippians 4:8). Our "North Star" gives our team, viewers, and creators an expectation of what we as a company stand for in this world. Our community process for finding stories that match our "North Star" will soon be announced.

3. **Preparing the best we can for an uncertain world.** Last year, 2020, was tumultuous between fires, pandemic, locusts, protests, riots, bans by big tech, and financial warfare (like the hedge funds vs Reddit on GameStop). The goal in our preparation is to ensure that stories of light continue to reach as many people as possible globally (even when there continue to be political, geographic, technological and economic disruptions). For example, we plan to grow the team, adopt technologies for operating at home or in the office, open offices internationally (hedge against disruptions at home), use multiple currencies (provide a hedge against fluctuations in the dollar), and build a backup network that can deliver studio content without complete reliance on the big cloud providers (Google/Microsoft/Amazon).

"The Chinese use two brush strokes to write the word 'crisis.' One brush stroke stands for danger; the other for opportunity. In a crisis, be aware of the danger--but recognize the opportunity."
- JFK

"The second character is a component of the Chinese word for 'opportunity' (jīhuì, 機會; 机会), but has multiple meanings, and in isolation means something more like 'change point'."
- Wikipedia correction of JFK quote.

Given we did more about 400 percent of our 2019 performance during a year of great change, our performance as a business is a great example of these two quotes about crisis in action.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

● An investment in this offering is a speculative investment, and therefore, no assurance can be given that you will realize your investment objectives.

● We intend to retain all our earnings for the future operation and expansion of our business and do not anticipate making any cash distributions at any time in the foreseeable future.

● Over our past two fiscal years, we have experienced aggregate net losses, and have operated at a net loss since inception.

● The auditors of our financial statements have expressed an opinion raising substantial doubt about our ability to continue as a going concern.

● We have limited operating history upon which to base an investment decision.

● We are new and face all the risks of an early-stage company.

● If our efforts to attract and retain customers are not successful, our business will be adversely affected.

● Changes in competitive offerings for entertainment video, including the potential rapid adoption of piracy-based video offerings, could adversely impact our business.

● If we are not able to manage change and growth, our business could be adversely affected.

● If we fail to maintain or, in new markets establish, a positive reputation with customers concerning our service, including the content we offer and the ease of use and accuracy of our content filters, we may not be able to attract or retain customers, and our operating results may be adversely affected.

● We face risks, such as unforeseen costs and potential liability in connection with content we acquire, filter and/or distribute through our service.

●   Any significant disruption in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, including customer and corporate information, or theft of intellectual property, including digital content assets, which could adversely impact our business.

●   If the technology we use in operating our business fails, becomes unavailable, or does not operate to expectations, our business and operating results could be adversely impacted.

●   Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.

●   Our reputation and relationships with customers would be harmed if our customer data, particularly billing data, were accessed by unauthorized persons.

●   If our trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

●   Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our web site, our recommendation and merchandising technology, title selection processes and marketing activities.

●   We are engaged in legal proceedings that could cause us to incur unforeseen expenses and could occupy a significant amount of our management's time and attention.

●   We are dependent on our management to achieve our objectives, and our loss of, or inability to obtain, key personnel could delay or hinder implementation of our business and growth strategies, which could adversely affect the value of your investment and our ability to pay dividends.

●   This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for the shares may not be supported by the value of our assets at the time of your purchase.

●   There is currently no active trading market for our Class B Common Stock. No assurance can be given that stockholders will be able to sell their shares when desired, or at all.

●   We may change our operational policies and business and growth strategies without stockholder consent, which may subject us to different and more significant risks in the future.

●   We recently obtained a chapter 11 bankruptcy discharge and we are now reorganized under chapter 11, title 11 of the United States Bankruptcy Code, the outcome of which requires us to pay $9.9 million over 14 years, makes us subject to a promissory note in the amount of $62,488,750 and requires us to adhere to certain express covenants specified in Article 7 of the Reorganization Plan (the "Express Covenants"), all of which may have a material adverse impact on our business, financial condition, results of operations, and cash flows. Depending on the outcome of an adversary proceeding with Clearplay, Inc., we may need to pay Clearplay, Inc. based on its claim in the bankruptcy case, which will be done through the Reorganization Plan. The chapter 11 trustee of our bankruptcy case has requested that the bankruptcy case be closed. A hearing on the chapter 11 trustee's motion to close the case is scheduled for November 24, 2020.

● Many of our business plans revolve around the integration of platforms that are regulated by the United States Securities and Exchange Commission and FINRA, and any determination that the proposed business plans are illegal could result in the need to abandon or materially modify our business plans for the studio platform that will help producers fund their projects. Such a change could materially diminish the value of the Company.

An investment in this offering is highly speculative and is suitable only for persons or entities that are able to evaluate the risks of the investment. An investment in this offering should be made only by persons or entities able to bear the risk of, and to withstand the total loss of, their investment. Prospective investors should consider the following risks before making a decision to purchase this offering. To the best of our knowledge, we have included all material risks to investors in this section.

General Risks of an Investment in Us

An investment in this offering is a speculative investment and, therefore no assurance can be given that you will realize your investment objectives.

No assurance can be given that investors will realize a return on their investments in us or that they will not lose their entire investment in this offering. There is a risk that we will not be able to continue to successfully implement our business plan which could have an adverse effect on our ability to generate revenue and in turn, provide a return to investors. Further, we filed for bankruptcy in 2017 and as of September 30, 2020, the Reorganization Plan was confirmed and effective. As we have recently obtained a chapter 11 bankruptcy discharge and although the terms of the Reorganization Plan require us to make quarterly payments over a period of 14 years beginning on the Effective Date, we are unable to predict the impact these payments and other terms of the Reorganization Plan and Settlement Agreement may have on our business, cash flow, liquidity, financial condition or capital structure. Holders of Class 5 Claims, Equity Holders, shall retain their equity interests in the Company, provided however, that distributions to the Equity Holders shall not be made unless and until all payment obligations under the Reorganization Plan are made in full. This includes all payment obligations under the promissory note payable to the Studios pursuant to the Settlement Agreement, which promissory note has a term of 14 years and for which we have made the first payment. For these reasons, each prospective investor of this offering should carefully read this Form C. **ALL SUCH PERSONS OR ENTITIES SHOULD CONSULT WITH THEIR ATTORNEY OR FINANCIAL ADVISOR PRIOR TO MAKING AN INVESTMENT.**

We do not intend to pay dividends for the foreseeable future.

We intend to retain all of our earnings for the future operation and expansion of our business and do not anticipate making any cash distributions at any time in the foreseeable future. Further, we will not be permitted to pay cash distributions to our equity holders until such time as we have made all payments required under the Reorganization Plan.

Over our past two fiscal years, we have experienced aggregate net losses.

We recorded a net loss of $1,611,154 in fiscal 2019 and $286,354 in fiscal 2018, resulting in an aggregate net loss of $1,897,508 over our last two fiscal years. If our ability to generate positive net income remains inconsistent in the future, the value of our Class B Common Stock would likely be materially and adversely affected.

Our auditors have expressed an opinion raising substantial doubt about our ability to continue as a going concern.

The Company recorded a net loss of $1,611,154, and used net cash of $894,237, in fiscal year 2019. The Company also filed for chapter 11 bankruptcy in October 2017. In September 2019, a permanent injunction was granted, and a judgment in the amount of $62,488,750 was entered against the Company and pursuant to the Reorganization Plan and related Settlement Agreement, we are required to pay $9.9 million in quarterly installments over a period of 14 years from the Effective Date. These matters, among others, raise substantial doubt about our ability to continue as a going concern.

Our future indebtedness may limit our ability to declare and pay dividends and may affect our operations.

Although we don't anticipate doing so in the near future, we may seek debt financing eventually to assist with the financing of our future operations. Our ability to make principal and interest payments with respect to any such debt incurred depends on future performance, which performance is subject to many factors, some of which will be outside of our control. In addition, most of such indebtedness will likely be secured by substantially all of our assets and will contain restrictive covenants that limit our ability to distribute cash and to incur additional indebtedness. Payment of principal and interest on such indebtedness, as well as compliance with the requirements and covenants of such indebtedness, could limit our ability to pay dividends to our stockholders, if at all. Such leverage may also adversely affect our ability to finance future operations and capital needs, or to pursue other business opportunities and make results of operations more susceptible to adverse business conditions.

We have limited operating history upon which to base an investment decision.

We are an early-stage company in which you may lose your entire investment. We began operations in 2013. Because we have a limited operating history, we are unable to provide significant data upon which to evaluate fully our prospects and an investment in our securities. Our ability to succeed and generate operating profits and positive operating cash flow will depend on our ability, among other things, to:

- Develop and execute our business model;

- Attract and maintain an adequate customer base;

- Raise additional capital as contemplated in this offering, if necessary, in the future;

- Pending and potential lawsuits threatening our ability to provide our services; and

- Attract and retain qualified personnel.

We cannot be certain that our business strategy will be successful in the long-term because this strategy is still relatively new and even if successful, we may face difficulty in managing our growth. As an early-stage company, we will be particularly susceptible to the risks and uncertainties described in these risk factors.

We are new and face all the risks of an early-stage company.

We may encounter challenges and difficulties frequently experienced by early-stage companies; including:

- A lack of operating experience;

- Increasing net losses and negative cash flows;

- Insufficient revenue or cash flow to be self-sustaining;

- An unproven business model;

- Difficulties in managing rapid growth.

We recently entered into a Settlement Agreement pursuant to which we issued a $62.4 million promissory note, or the Note to the Studios, which requires us to pay $9.9 million over 14 years, and under certain circumstances we may be required to pay the entire balance, which could have a material adverse effect on our ability to continue business operations.

We have entered into a Settlement Agreement with the Studios under which we are party to a $62.4 million Promissory Note, which requires us to pay $9.9 million over 14 years in 56 quarterly payments of $176,785.72. Further, pursuant to the Settlement Agreement and the Note, if we are found to have violated certain conditions of the Settlement Agreement, specifically unauthorized use of copyrighted works of the Studios, we may be responsible for the unpaid balance of the Note, which will remain outstanding for 14 years from the Effective Date, all of which could have a material adverse effect on us and our ability to continue business operations. If we fail to timely make any payment due under the Note (subject to its right to pay the lesser settlement amount of $9.9 million), such failure to pay shall constitute a default. If we fail to cure the payment default within five (5) business days after a Notice of Default served by the Studios, the Studios shall be entitled to accelerate payment under the Note and foreclose as set forth in the Security Agreement/Compliance Lien, which would have a material adverse effect on our ability to continue business operations.

The Settlement Agreement includes certain terms which impose substantive limitations on our business, which could affect our ability to generate revenues and limit the growth of the Company.

Pursuant to the No Use Covenant in the Settlement Agreement, we are precluded from any actions which directly or indirectly, descramble, decrypt or otherwise reproduce, stream, transmit, publicly perform, distribute or bypass a work of the Studios or any of their affiliates, which restrictions will limit impact the Company's content offerings and its ability to attract or retain customers, which will have a material impact on the Company's ability to generate revenues. We have not previously and do not currently rely on the works of the Studios to generate revenues and any future agreement to use their content would only serve to increase revenues beyond current projections. We do not expect to reach an agreement with the Studios to use their content. Further, if we are found to have violated any of the above four times in a five-year period, we may be subject to an Enforcement Action from the Studio or Studios and as a result we may be required to pay the balance of the Note, which could have a material adverse effect on our ability to continue business operations.

Risks Related to Our Business

If our efforts to attract and retain customers are not successful, our business will be adversely affected.

We have experienced positive viewer and customer growth since launching our original content in December 2016. Our ability to continue to attract customers will depend, in part, on our ability to consistently provide our customers with compelling content choices and a quality experience for selecting and viewing TV shows and movies. Furthermore, the relative service levels, content offerings, pricing and related features of competitors to our service may adversely impact our ability to attract and retain customers. If consumers do not perceive our service as valuable, including if we introduce new or adjust existing features, adjust pricing or service offerings, or change the mix of content in a manner that is not favorably received by them, we may not be able to attract and retain customers. In addition, many of our customers try our service resulting from word-of-mouth advertising from existing customers. If our efforts to satisfy our existing customers are not successful, we may not be able to attract new customers, and, as a result, our ability to maintain and/or grow our business will be adversely affected. Customers may cease to use our service for many reasons, including the need to cut household expenses, unsatisfactory availability of content, competitive services providing a better value or experience, and customer service issues not being satisfactorily resolved. We must continually add new customers both to replace departed customers and to grow our business beyond our current customer base. If we are unable to compete successfully with current and new competitors in retaining existing customers and attracting new customers, our business will be adversely affected. Further, if excessive numbers of customers cease using our service, we may be required to incur significantly higher marketing expenditures than we currently anticipate to replace these customers with new customers.

Changes in competitive offerings for entertainment video, including the potential rapid adoption of piracy-based video offerings, could adversely impact our business.

The market for entertainment video is intensely competitive and subject to rapid change. Through new and existing distribution channels, consumers have increasing options to access entertainment video. The various economic models underlying these channels include subscription, transactional, ad-supported and piracy-based services. All have the potential to capture meaningful segments of the entertainment video market in the future. Piracy, in particular, threatens to damage our business, as its fundamental proposition to consumers is so compelling and difficult to compete against: virtually all content for free and some content available has already been edited for objectionable content. Furthermore, in light of the compelling consumer proposition, piracy services are subject to rapid global growth. Traditional providers of entertainment video, including broadcasters and cable network operators, as well as Internet-based e-commerce entertainment video providers, are increasing their Internet-based video offerings. Several of these competitors have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may secure better terms from suppliers, adopt more aggressive pricing, and devote more resources to product development, technology, infrastructure, content acquisitions and marketing. New competitors may enter the market or existing providers may adjust their services with unique offerings or approaches to providing entertainment video. Companies also may enter into business combinations or alliances that strengthen their competitive positions. If we are unable to successfully or profitably compete with current and new competitors, our business will be adversely affected, and we may not be able to increase or maintain market share, revenues or profitability.

If we are not able to manage change and growth, our business could be adversely affected.

We are expanding our operations and scaling our service to effectively and reliably handle anticipated growth in both customers and features related to our service. As we ramp up our offering, we are building out crowd-sourcing expertise in helping us select content to fund, create and distribute. If we are not able to manage the growing complexity of our business, including improving, refining or revising our systems and operational practices related to our video operations, our business may be adversely affected.

If we fail to maintain or, in new markets establish, a positive reputation with customers concerning our service, including the content we offer and the ease of use and accuracy of our content filters, we may not be able to attract or retain customers, and our operating results may be adversely affected.

We believe that a positive reputation is important to attract and retain customers who have a number of choices for obtaining entertainment video. To the extent our content, particularly our content filters, is perceived as low quality, or our failure to sufficiently filter offensive or otherwise undesired content to customers, our ability to establish and maintain a positive reputation may be adversely impacted. Furthermore, to the extent our marketing, customer service and public relations efforts are not effective or create a negative consumer reaction, our ability to establish and maintain a positive reputation may be adversely impacted. As we expand into new markets, we need to establish our reputation with new customers. To the extent we are unsuccessful in creating positive impressions, our business in new markets may be adversely impacted.

Changes in how we market our service could adversely affect our marketing expenses and our customer base may be adversely affected.

We utilize a broad mix of marketing and public-relations programs, including social media sites such as Facebook, YouTube and Twitter, to promote our service to potential customers. We may limit or discontinue the use or support of certain marketing sources or activities if advertising rates increase or if we become concerned that customers or potential customers deem certain marketing practices intrusive or damaging to our brand. If the available marketing channels are curtailed, our ability to attract new customers may be adversely affected.

If companies that promote our service determine that we negatively impact their businesses, decide to compete more directly with our business, enter a similar business, or choose to exclusively support our competitors, we may no longer have access to certain marketing channels. If we are unable to maintain or replace our sources of customers with similarly effective sources, or if the cost of our existing sources increases, our customer base and marketing expenses may be adversely affected.

We face risks, such as unforeseen costs and potential liability in connection with content we acquire, filter and/or distribute through our service.

As a distributor of content, we face potential liability for negligence, copyright and trademark infringement, or other claims based on the nature and content of the materials that we acquire, filter and/or distribute. We also may face potential liability for content used in promoting our service, including marketing materials and features on our Web site such as customer reviews. As we expand our offering of content filters, we have become responsible for costs of producing content maps and other features. We also take on risks associated with filters, such as producing filters that do not seamlessly stream content but rather produce an unsatisfactory experience to the viewing customer. To the extent we do not accurately anticipate costs or mitigate risks, including for content that we obtain but ultimately do not make available on our service, or if we become liable for content we acquire, filter and/or distribute, our business may suffer. Litigation to defend such claims could be costly and the expenses and damages arising from any liability or unforeseen production risks could harm our operating results. We may not be indemnified or insured against such claims or costs of these types.

We rely upon a number of partners to make our service available on their devices.

We currently offer customers the ability to receive filtered content through a host of Internet-connected screens, including TVs, digital video players, television set-top boxes and mobile devices. We have agreements with various tech companies and distributors to make our service available through the television set-top boxes of such service providers. We intend to continue to broaden our capability to transmit filtered TV shows and movies to other platforms and partners over time. If we are not successful in maintaining existing and creating new relationships, or if we encounter technological, content licensing, regulatory or other impediments to delivering our filtered content to our customers via those devices, our ability to grow our business could be adversely impacted. Furthermore, the devices are manufactured and sold by entities other than us and while these entities should be responsible for the devices' performance, the connection between us and those devices may nonetheless result in customer dissatisfaction toward the Company and such dissatisfaction could result in claims against us or otherwise adversely impact our business. In addition, technology changes to our product functionality and offering of content filters may require that partners update their devices. If partners do not update or otherwise modify their devices, our service and our customers' use and enjoyment could be negatively impacted.

Any significant disruption in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, including customer and corporate information, or theft of intellectual property, including digital content assets, which could adversely impact our business.

Our reputation and ability to attract, retain and serve our customers is dependent upon the reliable performance and security of our computer systems and those of third parties that we utilize in our operations. These systems may be subject to damage or interruption from earthquakes, adverse weather conditions, other natural disasters, terrorist attacks, power loss, telecommunications failures, and cybersecurity breaches. Interruptions in these systems, or with the Internet in general, could leave our service unavailable or degraded, or otherwise hinder our ability to deliver filtered content to our customers. Service interruptions, errors in our software or the unavailability of computer systems used in our operations could diminish the overall attractiveness of our service to existing and potential customers.

Our computer systems and those of third parties we use in our operations are vulnerable to cybersecurity breaches, including cyber-attacks such as computer viruses, denial of service attacks, physical or electronic break-ins and similar disruptions. These systems periodically experience directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse or theft of data. Any attempt by hackers to obtain our data (including customer and corporate information) or intellectual property (including digital content assets), disrupt our service, or otherwise access our systems, or those of third parties we use, if successful, could harm our business, be expensive to remedy and damage our reputation. We have implemented certain systems and processes to thwart hackers and protect our data and systems. To date hackers have not had a material impact on our service or systems however this is no assurance that hackers may not be successful in the future. Our insurance does not cover expenses related to such disruptions or unauthorized access. Efforts to prevent hackers from disrupting our service or otherwise accessing our systems are expensive to implement and may limit the functionality of or otherwise negatively impact our service offering and systems. Any significant disruption to our service or access to our systems could result in a loss of customers and adversely affect our business and results of operation.

We utilize our own communications and computer hardware systems located either in our facilities or in that of a third-party Web hosting provider. In addition, we utilize third-party "cloud" computing services in connection with our business operations. We also utilize our own and third-party content delivery networks to help us deliver TV shows and movies in high volume to our customers over the Internet. Problems faced by us or our third-party Web hosting, "cloud" computing, or other network providers, including technological or business-related disruptions, as well as cybersecurity threats, could adversely impact the experience of our customers.

We rely upon certain third-party cloud computing service providers to operate certain aspects of our service and any disruption of or interference with our use of such services from our providers would impact our operations and our business would be adversely impacted.

Several third-party cloud computing services providers provide VidAngel with a distributed computing infrastructure platform for business operations, or what is commonly referred to as a "cloud" computing service. We have designed our software and computer systems so as to utilize data processing, storage capabilities and other services provided by such providers. Currently, we run the vast majority of our computing using such third-party cloud computing services. Given this, along with the fact that we cannot easily switch our operations to another cloud provider, any disruption of or interference with our use of such services from our providers would impact our operations and our business would be adversely impacted.

If the technology we use in operating our business fails, becomes unavailable, or does not operate to expectations, our business and operating results could be adversely impacted.

We utilize a combination of proprietary and third-party technology to operate our business. We also use technology to recommend and merchandise content to our consumers as well as to enable fast and efficient delivery of content to our customers and their various consumer electronic devices. For example, we have built and deployed our video on a content delivery network, or CDN. To the extent Internet Service Providers, or ISPs, do not interconnect with our CDN, or if we experience difficulties in its operation, our ability to efficiently and effectively deliver our content and our offering of content filters to our customers could be adversely impacted and our business and results of operation could be adversely affected. Likewise, if our recommendation and merchandising technology does not enable us to predict and recommend titles that our customers will enjoy, our ability to attract and retain customers may be adversely affected. We also utilize third party technology to help market our service, process payments, and otherwise manage the daily operations of our business. If our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, our ability to operate our service, retain existing customers and add new customers may be impaired. Also, any harm to our customers' personal computers or other devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

If government regulations relating to the Internet or other areas of our business change, we may need to alter the manner in which we conduct our business, or incur greater operating expenses.

The adoption or modification of laws or regulations relating to the Internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. In addition, the continued growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model.

Changes in laws or regulations that adversely affect the growth, popularity or use of the Internet, including laws impacting net neutrality, could decrease the demand for our service and increase our cost of doing business. On October 1, 2019, the U.S. Court of Appeals for the D.C. Circuit upheld a U.S. Federal Communications Commission, or FCC, decision dated December 14, 2017 to repeal net neutrality rules. To the extent network operators attempt to use this ruling to extract fees from us to deliver our traffic or otherwise engage in discriminatory practices, our business could be adversely impacted. Within such a regulatory environment, coupled with potentially significant political and economic power of local network operators, we may experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business.

Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.

We rely upon the ability of consumers to access our service through the Internet. If network operators block, restrict or otherwise impair access to our service over their networks, our service and business could be negatively affected. To the extent that network operators implement usage-based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our new customer acquisition and retention could be negatively impacted. Furthermore, to the extent network operators create tiers of Internet access service and either charge us for or prohibit us from being available through these tiers, our business could be negatively impacted.

Most network operators that provide consumers with access to the Internet also provide these consumers with multichannel video programming. As such, many network operators have an incentive to use their network infrastructure in a manner adverse to our continued growth and success. While we believe that consumer demand, regulatory oversight and competition will help check these incentives, to the extent that network operators are able to provide preferential treatment to their data as opposed to ours or otherwise implement discriminatory network management practices, our business could be negatively impacted.

Privacy concerns could limit our ability to collect and leverage our customer data and disclosure of customer data could adversely impact our business and reputation.

In the ordinary course of business, and in particular in connection with merchandising our service to our customers, we collect and utilize data supplied by our customers. We must comply with various international, federal and state laws and regulations related to the handling, use and protection of data, and may become subject to additional legislation in the future. Any actual or perceived failure to comply with data privacy laws or regulations, or related contractual or other obligations, or any perceived privacy rights violation, could lead to investigations, claims, and proceedings by governmental entities and private parties, damages for breach of contract, and other significant costs, penalties, and other liabilities, as well as harm to our reputation and market position.

Other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the Internet regarding users' browsing and other habits. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect and use data, could have an adverse effect on our business. In addition, if we were to disclose data about our customers in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims that could impact our operating results.

Our reputation and relationships with customers would be harmed if our customer data, particularly billing data, were accessed by unauthorized persons.

We maintain personal data regarding our customers. This data is maintained on our own systems as well as those of third parties we use in our operations**.** With respect to billing data, such as credit card numbers, we do not store such information on our servers, but rely on third party services that are PCI DSS compliant for storing and accessing billing information. We take measures to protect against unauthorized intrusion into our customers' data. Despite those measures, we, our payment processing services and other third-party services we use could experience an unauthorized intrusion into our customers' data. In the event of such a breach, current and potential customers may become unwilling to provide the information to us necessary for them to become customers. Additionally, we could face legal claims for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. For these reasons, should an unauthorized intrusion into our customers' data occur, our business could be adversely affected.

We are subject to payment processing risk.

Our customers pay for our service using a variety of payment methods, including credit and debit cards. We rely on internal systems as well as those of third parties to process payments. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are disruptions in our payment processing systems, increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors and/or changes to rules or regulations concerning payment processing, our revenue, operating expenses and operating results could be adversely impacted.   In addition, from time to time, we encounter fraudulent use of payment methods, which could impact our results of operation, and, if not adequately controlled and managed, could create negative consumer perceptions of our service.

 If our trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

We rely and expect to continue to rely on a combination of proprietary information, invention assignment, non-competition and arbitration agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. We may also seek to enforce our proprietary rights through court proceedings. We have applied and we expect to apply for trademark registrations and the issuance of patents from time to time. Such applications may not be approved, third parties may challenge any copyrights, patents or trademarks issued to or held by us, third parties may knowingly or unknowingly infringe our intellectual property rights, and we may not be able to prevent infringement or misappropriation without substantial expense to us. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to mimic our service and methods of operations more effectively, the perception of our business and service to customers and potential customers may become confused in the marketplace, and our ability to attract customers may be adversely affected.

We currently hold various domain names relating to our brand, including www.vidangel.com. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for customers to find our web site and our service. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our web site, our recommendation and merchandising technology, title selection processes and marketing activities.

Trademark, copyright, patent and other intellectual property rights are important to us and other companies. Our intellectual property rights extend to our technology, business processes and the content on our web site. From time to time, third parties may allege that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, develop non-infringing technology, or otherwise alter our business practices on a timely basis in response to claims for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. Many companies are devoting significant resources to developing patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the Internet. Defending against intellectual property claims, whether they are with or without merit or are determined in our favor, would result in costly litigation and the diversion of technical and management personnel. It also may result in our inability to use our current web site, streaming technology, our recommendation and merchandising technology or inability to market our service and merchandise our products. As a result of such dispute, we may have to develop non-infringing technology, enter into royalty or licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us which would adversely affect our business operations.

We are engaged in legal proceedings that could cause us to incur unforeseen expenses and could occupy a significant amount of our management's time and attention.

From time to time, we may be subject to litigation or claims that could negatively affect our business operations and financial position. We have previously been engaged in patent litigation with Clearplay. On October 12, 2017, the case was stayed until a final decision was rendered in the Disney Litigation. Pursuant to the Reorganization Plan and related Settlement Agreement, we have dropped our appeal of the judgment in the Disney Litigation, and, as a result, ClearPlay may now reassert one or more of its patent claims against us. It is possible that a portion of our working capital derived from the proceeds of this offering could be required to fund expenses in our defense of this and future legal matters. As we grow, we expect the number of litigation matters against us to increase. These matters have included copyright infringements, which are typically expensive to defend. Litigation disputes could cause us to incur unforeseen expenses, could occupy a significant amount of our management's time and attention and could negatively affect our business operations and financial position.

We may seek additional capital that may result in stockholder dilution or others having rights senior to those of our Class B Common Stockholders.

From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on many factors, among others:

- our degree of success in capturing a larger portion of the overall market for entertainment video;

- the costs of establishing or acquiring development, marketing and distribution capabilities for our filtered content;

- the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

- the extent to which we acquire or invest in customer service, exclusive digital distribution of original content or technologies and other strategic relationships; and

- the costs of financing unanticipated working capital requirements and responding to competitive pressures.

If we raise additional funds through the issuance of equity, equity-linked or debt securities, such securities may have rights, preferences or privileges senior to the rights of our Class B Common Stock and our stockholders may experience dilution.

We may lose key employees or may be unable to hire qualified employees.

We rely on the continued service of our senior management, including our CEO and co-founder Neal Harmon, members of our executive team, other key employees, and the hiring of new qualified employees. In our industry, there is substantial and continuous competition for highly-skilled business, product development, technical and other personnel. We may not be successful in recruiting new personnel and in retaining and motivating existing personnel, which may be disruptive to our operations.

We are dependent on our management to achieve our objectives, and our loss of, or inability to obtain, key personnel could delay or hinder implementation of our business and growth strategies, which could adversely affect the value of your investment and our ability to pay dividends.

Our success depends on the diligence, experience and skill of our Board and officers. Neal Harmon is our director and our Chief Executive Officer. Jeffrey Harmon is our Chief Marketing Officer. Elizabeth Ellis is our Chief Heart Officer. Patrick Reilly is our Chief Financial Officer. We have neither employment agreements with, nor key man insurance for, any of our officers and the loss of any of them, but particularly Messrs. Harmon, could harm our business, financial condition, cash flow and results of operations. Any such event would likely result in a material adverse effect on your investment.

Risks Relating to the Formation and Internal Operation of the Company

You will have only limited rights regarding our management; therefore, you will not have the ability to actively influence the day-to-day management of our business and affairs.

Our Board will have sole power and authority over the management of the Company, subject only to the requirements of the DGCL. Therefore, you will not have an active role in the Company's day-to-day management. Further, as a holder of non-voting common stock, you will have no right to vote in the election or removal of directors, nor will you have the right to vote on major corporate actions that are subject to the approval of the Class A Stockholders.

We may change our operational policies and business and growth strategies without stockholder consent, which may subject us to different and more significant risks in the future.

Our Board determines our operational policies and our business and growth strategies. Our directors may make changes to, or approve transactions that deviate from, those policies and strategies without a vote of, or notice to, our stockholders. This could result in us conducting operational matters or pursuing different business or growth strategies than those contemplated in this Form C. Under any of these circumstances, we may expose ourselves to different and more significant risks in the future, which could materially and adversely affect our business and growth.

Our management will have significant control over our operations by virtue of the equity ownership in us by entities controlled by our director, co-founder and CEO, Neal Harmon.

Mr. Neal Harmon is one of our three directors, our co-founder and our CEO. Further, Harmon Ventures LLC owns 41.45% of the Class A Common Stock of the Company and Harmon Ventures LLC is owned by Neal, Jeffery, and Daniel Harmon, who are brothers. Further, through their respective ownership, they collectively control the voting of 8,938,520 shares of our Class A Common Stock. Messrs. Harmon collectively control sufficient Class A Common Stock to significantly influence the election of our board of directors, and actions requiring the consent of a majority of the Class A Common Stockholders and this will remain unchanged following completion of this offering.

The ability of a stockholder to recover all or any portion of such stockholder's investment in the event of a dissolution or termination may be limited.

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of the assets of the Company will be distributed among the stockholders, but only after the satisfaction of the claims of third-party creditors of the Company. The ability of a stockholder to recover all or any portion of such stockholder's investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the number of claims to be satisfied therefrom.   There can be no assurance that the Company will recognize gains on such liquidation, nor is there any assurance that common stockholders will receive a distribution in such a case.

The Board and our executive officers will have limited liability for, and will be indemnified and held harmless from, the losses of the Company.

The Company will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of our Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A successful claim for such indemnification could deplete the Company's assets by the amount paid. Our Certificate and Bylaws are filed as exhibits to the Form C.

The video industry is subject to rapid technological change. We must continue to enhance and improve our technology.

Our current software and related web-based technology is developed and in use. We may, however, use a substantial amount of the proceeds of this offering to modify and enhance our current web site and offering of content. We must continue to enhance and improve the performance, functionality and reliability of the systems upon which our business model is built.

The development of any software is characterized by rapid technological change, rapid introduction or changes in user requirements and preferences, short development cycles, frequent introduction of new products and services, new technologies and the emergence of new industry standards and practices that could render our existing technology obsolete. Our success will depend, in part, on our ability to continue to develop new technologies to enhance our existing technology in order to address the varied needs of existing and new customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our proprietary technology involves significant technical and business risks. We may fail to use new technologies effectively or to adapt our proprietary technology and systems to customer requirements or emerging industry standards. If we are unable to adapt to changing market conditions, strategic partner and customer requirements or emerging industry standards, that will have a material adverse effect on our ability to succeed.

Our business may be subject to regulatory or legislative changes.

The Company may face government regulation and legal uncertainties in connection with its business. There may be a number of federal, state or local legislative or regulatory proposals under consideration of which the Company is not aware or which may be considered or adopted in the future. Any new legislation or regulation, or the application or interpretation of existing laws or regulations, may negatively impact the Company's growth, impose additional burden on the Company or alter how the Company does business. This could decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on the Company's business, results of operations and financial condition.

Members of our Board and our executive officers may have other business interests and obligations to other entities.

Neither our directors nor our executive officers will be required to manage the Company as their sole and exclusive function and they may have other business interests and may engage in other activities in addition to those relating to the Company, provided that such activities do not compete with the business of the Company or otherwise breach their agreements with the Company; provided, that our executive officers and employee directors are all full-time employees of our company and are expected to spend such time fulfilling their duties as is necessary to do so. On the other hand, our non-employee directors are not full-time with our company and must only spend such time managing our company as they deem necessary to fulfill their fiduciary duties to our company. We are dependent on our directors and executive officers to successfully operate the Company, and in particular Mr. Neal Harmon. Their other business interests and activities could divert time and attention from operating our business.

Risks Related to the Offering and Lack of Liquidity

There has been no active public market for our Class B Common Stock prior to this offering, and an active trading market may not be developed or sustained following this offering, which may adversely impact the market for shares of our Class B Common Stock and, along with the restrictions in our Stockholders Agreement, make it difficult to sell your shares.

Prior to this offering, there was no active market for our Class B Common Stock. We do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market, if at all. No assurance can be given that the market price of shares of our Class B Common Stock will not fluctuate or decline significantly in the future or that Class B Common Stockholders will be able to sell their shares when desired on favorable terms, or at all. Most transfers of the Offered Shares are also subject to other restrictions on transfer set forth in our Stockholders Agreement.

The Company may not have sufficient funds to redeem Class B Common Stock under our redemption plan.

Our Share Redemption Plan gives the Company full discretion in determining whether, or not, we are in possession of sufficient funds to redeem shares requested by our Class B Stockholders. The Company will consider various business factors in determining whether or not sufficient funds are available to fund redemption requests, including, without limitation, (i) capital and operational requirements of the company, as well as (ii) current economic conditions. Currently, the Company does not have sufficient funds to redeem any shares under the Share Redemption Plan. There is no assurance that the Company will have sufficient funds to facilitate the redemption of Class B Common Stock, or that the Company will redeem any shares under the Share Redemption Plan.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for the Offered Shares may not be supported by the value of our assets at the time of your purchase.

This is a fixed price offering, which means that the offering price for this offering is fixed and will not vary based on the underlying value of our assets at any time. Our Board has determined the offering price in its sole discretion. The fixed offering price for this offering has been based on an internal valuation analysis of the Company as a whole. Although we believe the valuation to be fair as of the date it was determined, the fixed offering price established for this offering may not be supported by the current value of our Company or our assets at any particular time.

If investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.

This offering have not been registered under the Securities Act of 1933, or the Securities Act, and are being offered in reliance upon the Regulation Crowdfunding. We represent that this Form C does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if this offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation CF, each investor may have the right to rescind his, her or its purchase of the Offered Shares and to receive back from the Company his, her or its purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we would face severe financial demands we may not be able to meet and it may adversely affect any non-rescinding investors.

Risks Related to Our Chapter 11 Reorganization

The Company filed a voluntary petition for relief under chapter 11, title 11 of the United States Bankruptcy Code and was reorganized under the Reorganization Plan confirmed by the Bankruptcy Court on September 4, 2020 and became effective on September 30, 2020. The Reorganization Plan may have a material adverse impact on our business, financial condition, results of operations, and cash flows.

On October 18, 2017, the Company filed a voluntary petition for relief, or the Bankruptcy Filing, under chapter 11, title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Utah, or the Bankruptcy Court, case number 17-29073. On September 4, 2020, the Court confirmed the Reorganization Plan and on September 30, 2020 the Reorganization Plan became effective. Pursuant to the Reorganization Plan and related settlement agreement dated August 26, 2020 (the "Settlement Agreement"), the Company will pay the Studios $9,900,000 over 14 years, without interest, provided, however, that the unpaid balance of the Note ($62,461,456 minus any paid amounts) will remain outstanding for 14 years from the Effective Date.

Pursuant to the Note, the Company will be required to make quarterly payments of $176,785.72, or approximately $707,143 per year, for 14 years, which will reduce the Company's available cash flow and impair our ability to grow. Further, while the Note will be marked paid and cancelled after 14 years subject to certain conditions, in the event the Company breaches the settlement agreement, whether through violation of any of the Express Covenants in the Settlement Agreement, including the No Use Covenant (as defined in the Settlement Agreement), or otherwise, the Company may be required to pay the full outstanding amount of the Note and dispose of the collateral pledged under the Security Agreement, which comprises all of the Company's assets and all of the equity in VidAngel owned by Neal and Jeff Harmon, under the Security Agreement and Compliance Lien (as defined herein), which would have a material adverse impact on the Company's ability to continue business operations.

Unlimited in duration, the No Use Covenant provides that the Company shall be precluded from any actions which directly or indirectly, descramble, decrypt or otherwise bypass a work of the Studios or any of their affiliates, reproduce such a work, stream, transmit, or publicly perform such a work, and distribute such a work. Such restrictions will limit the Company's content offerings and its ability to attract or retain customers. The Company has also agreed not to sue the Studios, and not to use resources to lobby to amend the Family Movie Act for a period of fourteen (14) years following the Effective Date of the Plan. The Family Movie Act or The Family Movie Act of 2005, exempts from copyright and trademark infringement, under certain circumstances: (1) making limited portions of the audio or video content of a motion picture for private home viewing imperceptible; or (2) the creation of technology that enables such editing. These covenants will reduce the Company's ability to protect itself against future litigation, which may cause the Company to incur unexpected losses, some of which might not be covered by insurance and could materially affect our financial condition and our ability to continue business operations.

Although the Reorganization Plan was confirmed, we may not be able to achieve our stated goals and objectives, which may have a material adverse impact on our business, financial condition, results of operations, and cash flows.

Although the Reorganization Plan was confirmed and effective, we may continue to face a number of risks, such as changes in economic conditions, changes in our industry, and increasing expenses. Although the Reorganization Plan is confirmed and effective and the Company will continue as a going concern pursuant to the Reorganization Plan, these risks are magnified for a Company which has recently obtained a chapter 11 bankruptcy discharge.

Furthermore, although our debts have been restructured through the Reorganization Plan, we may need to raise additional funds through public or private debt or equity financing or other various means to fund our business. Our access to additional financing may be limited, if it is available at all. Therefore, adequate funds may not be available when needed or may not be available on favorable terms, if they are available at all.

As a result of the bankruptcy proceedings, our historical financial information may not be indicative of our future performance, which may be volatile.

During the bankruptcy proceedings, our financial results were volatile as restructuring activities and expenses, contract terminations and rejections, and claims assessments significantly impacted our consolidated financial statements. In addition, settlement of the Disney Litigation and implementation of the Settlement Agreement and Reorganization Plan will require significant expenditures. As a result, our historical financial performance during that time, was likely not indicative of our financial performance after the date of the filing of bankruptcy. In addition, as we emerge from Chapter 11, the amounts reported in subsequent consolidated financial statements may materially change relative to historical consolidated financial statements, including as a result of revisions to our operating plans pursuant to the Reorganization Plan. We also may be required to adopt fresh start accounting, in which case our assets and liabilities will be recorded at fair value as of the fresh start reporting date, which may differ materially from the recorded values of assets and liabilities on our consolidated balance sheets. Our financial results after the application of fresh start accounting also may be different from historical trends.

We may be found in violation of the Settlement Agreement in relation to the unauthorized use of copyrighted works by a Studio or its affiliates. If a Studio prevails in an Enforcement Action against us, our business would be adversely impacted and this would significantly impair our ability to continue as a going concern.

In accordance with the Settlement Agreement and the No Use Covenant described thereunder, our Company must certify that no copyrighted works of the Studios or their affiliates are stored on our computers or servers in compliance with the list(s) provided by the Studios of their copyrighted works. Thereafter, any unauthorized use (as described in the Settlement Agreement) by the Company of a copyrighted work owned or controlled by a Studio or its affiliate without the express written authorization of a Studio or its affiliate is a "Strike," regarded as unpermitted conduct in violation of the Settlement Agreement, subject to a Notice of Default. If the Company incurs four strikes within a consecutive five-year period, any Studio may institute an Enforcement Action against us. If a Studio prevails in an Enforcement Action, it shall be entitled to all available remedies, including: (i) acceleration of the Note, if the Note has not been cancelled and (ii) foreclosure on all collateral pledged under the Security Agreement and Compliance Lien, which comprises all of the Company's assets and all of the equity in VidAngel, owned by Neal Harmon and Jeffrey Harmon and would significantly adversely affect our financial condition and our ability to continue our business operations.

We are subject to liens on our personal property, including our intellectual property, under the Reorganization Plan, which if enforced, would significantly impair our intellectual property rights and our ability to continue as a going concern.

Pursuant to the Reorganization Plan, performance under the Note as well as the Express Covenants shall be secured by a first priority fully perfected lien, which was placed on all equity in the Company owned by Neal and Jeff Harmon and all of the Company's assets currently owned and controlled by the Company, its affiliates and subsidiaries, or acquired, created, owned and controlled by the Company after the Effective Date, including intellectual property, such as patents, patent applications, trademarks, tradenames, copyrights, and copyright applications (the "Compliance Lien"). In the event of a violation of the Express Covenants or uncured default of the payment obligations as described within the Note, the Studios can institute an Enforcement Action in Bankruptcy Court. If the Studios prevail in an Enforcement Action against the Company, the Compliance Lien will be enforced and foreclosed upon, disposing of any collateral that could be used to satisfy the list of claims in accordance with the priorities set forth in the Reorganization Plan. The disposition of equity owned by Neal and Jeff Harmon could lead to a change in control of the Company and investors will have no rights to determine new management or the direction of the Company. The Compliance Lien shall remain in effect for fourteen (14) years.

Any liens on our intellectual property enforced under the Reorganization Plan would have a material adverse effect on our ability to continue our business operations.

Risks Related to Our Stock Ownership

Provisions in our governing documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Our charter documents may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable because they provide for a right of first refusal on behalf of the Company, and if the Company declines to exercise its rights to purchase a stockholder's shares, then that offer is extended to existing shareholders.

As a Delaware corporation, we are subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us.

Financial forecasting may differ materially from actual results.

Given the dynamic nature of our business, and the inherent limitations in predicting the future, forecasts of our revenues, contribution margins, net income and number of total and customers and other financial and operating data may differ materially from actual results. Such discrepancies could cause a decline in the price of our Class B Common Stock.

Risks Related to Benefit Plan Investors

Fiduciaries investing the assets of a trust or pension or profit-sharing plan must carefully assess an investment in our Company to ensure compliance with ERISA.

In considering an investment in the Company of a portion of the assets of a trust or a pension or profit-sharing plan qualified under Section 401(a) of the Code and exempt from tax under Section 501(a), a fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404 of ERISA; (ii) whether the investment is prudent, since the Offered Shares are not freely transferable and there may not be a market created in which the Offered Shares may be sold or otherwise disposed; and (iii) whether interests in the Company or the underlying assets owned by the Company constitute "Plan Assets" under ERISA.

THE OFFERING

9. What is the purpose of this offering?

        This funding is seeking to raise funds to allow the expanded development of Angel Studios' platform and increase the size of its userbase.

10. How does the issuer intend to use the proceeds of this offering?

Use of Funds:	If Target Offering Amount Sold: $1,000,000	If Maximum Offering Amount Sold: $4,999,993.30
Portal Intermediary Fees:	$50,000	$249,999.67
Estimated Escrow Fees	$10,000	$50,000
Research and Development	$300,000	$1,500,000
Capital Equipment	$150,000	$750,000
Strategic Investments	$200,000	$1,000,000
Working Capital	$290,000	$1,449,993.63
Total:	$1,000,000	$4,999,993.30

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

No.

(b) How will the issuer complete the transaction and deliver securities to the investors?

If the offering reaches the target offering amount prior to the deadline, we may elect to do an initial closing of the offering and then continue to raise funds up to the maximum amount up to the deadline or until the maximum is raised. Upon closing, a notice will be sent to each investor indicating the amount of securities purchased. The preferred units will not be certificated. Investors may access their investments in their applicable VAS Portal, LLC user account.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

You may cancel your investment with the above restrictions directly in your VAS Portal, LLC account by clicking on the cancel commitment button in your account profile under My Investments.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered:

Class B Common Stockholders will not be entitled to vote other than as required by law. Under the DGCL, holders of nonvoting shares are entitled to vote on conversions, transfers, domestications, or continuances. The DGCL provides that holders of nonvoting shares are entitled to vote on amendments to (i) increase or decrease the aggregate number of shares, unless otherwise provided in the certificate of incorporation, (ii) increase or decrease the par value of the shares and (iii) alter or change the powers, preferences or special rights of the shares. Our Certificate does not permit voting by Class B Common Stockholders on the increase or decrease of the number of outstanding shares. Only holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held of record on all matters on which the holders of shares of Class A Common Stock are entitled to vote.

Share Redemption Plan

The Company has adopted the following share redemption plan for all issued and outstanding Class B Common Stock. However, this share redemption plan is only a policy of the Company and can be modified or terminated by our Board of Directors at any time.

Redemption Request at the Option of a Holder

Beginning on the later of one year from the date of original issuance of any Class B Common Stock or the termination of this Offering, the Company will launch a redemption website where a Class B shareholder will have the opportunity to request, up to once per calendar year, that we redeem up to 50% of such holder's Class B Common Stock originally purchased from us at a redemption price equal to the Stated Value of such redeemed shares, less the applicable redemption fee (if any). As a percentage of the aggregate redemption price of a holder's shares to be redeemed, the redemption fee shall be:

- 15% if the redemption is requested after the first anniversary and before the second anniversary of the original issuance of such shares.
- 10% if the redemption is requested after the second anniversary and before the third anniversary of the original issuance of such shares.
- 5% if the redemption is requested after the third anniversary and before the fourth anniversary of the original issuance of such shares.
- 3% if the redemption is requested after the fourth anniversary and before the fifth anniversary of the original issuance of such shares.
- 0% if the redemption is requested after the fifth anniversary of the original issuance of such shares.

Restrictions on Redemption and Repurchase

We will not be obligated in all cases to redeem shares of Class B Common Stock. In particular, we will not redeem or repurchase any preferred shares if we are restricted by applicable law or our Certificate of Incorporation, as amended, from making such redemption or to the extent any such redemption would cause or constitute a default under any borrowing agreements to which we or any of our subsidiaries are a party or otherwise bound. In addition, we will have no obligation to redeem shares upon a redemption request made by a holder if we do not have sufficient funds available to fund that redemption. We will have discretion to determine whether we are in possession of "sufficient funds" to fund a redemption request.

Sufficient Funds

The Company will consider various business factors in determining whether or not sufficient funds are available to fund redemption requests, including, without limitation, (i) capital and operational requirements of the company, as well as (ii) current economic conditions.

Shares will be redeemed on a first come, first serve basis, and if the Company declines to redeem shares based on a lack of sufficient funds, no further shares will be redeemed until the Company determines that sufficient funds exist. If at any time a shareholder withdraws their request for redemption, any future requests will be treated as a new request, for the sake of priority.

Stated Value

Each share of Class B Common Stock will have a "Stated Value" which shall be the fair market value as determined by the Board of Directors in its sole discretion on a quarterly basis, subject to appropriate adjustment upon certain events such as recapitalizations, stock dividends, stock splits, stock combinations, and reclassifications.

Dividends

No dividends to investors in this offering are assured, nor are any returns on, or of, an investor's investment guaranteed. Dividends are subject to our ability to generate positive cash flow from operations. All dividends are further subject to the discretion of our Board. It is possible that we may have cash available for dividends, however, we anticipate retaining all of our earnings for the future operation of the Company and do not anticipate making any cash distributions in the foreseeable future.

Our Board, in its sole discretion, may determine from time to time to declare and pay dividends out of any funds legally available therefore. The Company has never declared or paid cash dividends on its capital stock. The Company currently intends to retain any future earnings to finance the growth and development of its business and therefore does not anticipate paying any cash dividends for the foreseeable future.

Description of our Stockholders Agreement

Our Class B Common Stock is governed by our Stockholders Agreement. The following summary describes material provisions of our Stockholders Agreement, but it is not a complete description of our Stockholders Agreement. A copy of our Stockholders Agreement is filed as an exhibit to this Form C.

Transfer restrictions.

Investors in our Class B Common Stock will be subject to the restrictions on transfer set forth in our Stockholders Agreement. Under the terms of our Stockholders Agreement, transfer of shares of our Class B Common Stock will be subject to a right of first refusal exercisable first by the Company, second, by our Class A Common Stockholders, and, third, by our remaining Class B Common Stockholders pursuant to the Stockholders Agreement. Prior to any transfer or proposed transfer of shares, the transferring shareholder, or the Seller, is required to give written notice to us and to the remaining stockholders of such proposed transfer.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☒ No

    NA

16. How may the terms of the securities being offered be modified?

Class B Common Stockholders will not be entitled to vote other than as required by law. Under the DGCL, holders of nonvoting shares are entitled to vote on conversions, transfers, domestications, or continuances. The DGCL provides that holders of nonvoting shares are entitled to vote on amendments to (i) increase or decrease the aggregate number of shares, unless otherwise provided in the certificate of incorporation, (ii) increase or decrease the par value of the shares and (iii) alter or change the powers, preferences or special rights of the shares. Our Certificate does not permit voting by Class B Common Stockholders on the increase or decrease of the number of outstanding shares. Only holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held of record on all matters on which the holders of shares of Class A Common Stock are entitled to vote.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:
      (1) to the issuer;
      (2) to an accredited investor;
      (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
      (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Common	23,000,000	18,251,622	Yes	
Class B Common	12,000,000	3,313,335	No	Redemption plan as described above.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

      The securities could be diluted by future offerings.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

       Because the securities purchasers in this offering do not control the day-to-day operations of the Company, the Manager of the Company may make decisions that the investors do not approve of or that harm the interests of the investors, and the management of the Company will control if and when a distribution ever occurs.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

       The price of the units being offered in this offering were determined based on estimated future revenues. In the future, these securities may be valued based on any number of appropriate methods including a cost approach, market comparable, discounted cash flow, liquidation value, etc. There is currently no set method for determining value.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

       As a minority interest holder, the investors in this offering cannot control any day-to-day decisions of the Company that might affect the value of their interest.

23. What are the risks to purchasers associated with corporation actions including:

- Additional issuances of securities;

         If additional issuances are made, the investors in this offering may become diluted.

- A sale of the issuer or of assets of the issuer; or

         Because holders of Class B Common Stock do not have the right to vote, the Class A Common Stock holders may vote to sell without the investor's approval.

- Transactions with related parties?

         The Manager's fiduciary duties are the protection for the investors against related-party transactions.

24. Describe the material terms of any indebtedness of the issuer:

       Please see a description of the debt owed based on the litigation judgment.

25. What other exempt offerings has the issuer conducted within the past three years?

       None

26. Was or is the issuer of any entities controlled by or under common control with the issuer party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

        (1) any director or officer of the issuer;

        (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting securities, calculated on the basis of voting power;

        (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

        (4) any immediate family member of any of the foregoing persons.

☒ No to all of this.

☐ If yes, for each such transaction, disclose the following:

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☒ Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Forward Looking Statements

This Form C contains certain forward-looking statements that are subject to various risks and uncertainties.

We assume no obligation to revise or publicly release any revision to forward-looking statements contained in the Form C, unless required by law.

Overview

On January 20, 2017, we filmed our very first episode of *Dry Bar Comedy*. To date, we have produced over 300 original comedy specials, spanning 6 seasons. *Dry Bar Comedy* is one of the largest collections of comedy that can be loved, by everybody, everywhere. We are continuing our efforts to develop new and innovative ways to engage audiences with content in the manner that best fits their individual lifestyle and preference.

We continue to produce our own streaming content and seek relationships with artists, and other content creators. In 2018, we partnered with The Chosen, LLC, or *The Chosen*, to develop a technology platform for them to use to raise capital using Tier 2 of Regulation A of the Securities Act of 1933, as amended. *The Chosen* successfully raised nearly $10M in capital to produce, it says, the first multi-season television series about the life of Jesus Christ. The first season of *The Chosen* was released publicly in November 2019, with VidAngel as its exclusive global distribution partner for one year after the launch of each season.

Chapter 11 Bankruptcy

On October 18, 2017, we filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code, or the Bankruptcy Code, in the United States Bankruptcy Court for the District of Utah, or the Bankruptcy Court.

Confirmation of Joint Plan of Reorganization

On September 4, 2020 (the "Confirmation Date"), the Bankruptcy Court entered an order (the "Confirmation Order") confirming the Joint Plan of Reorganization of Trustee and Studios Under Chapter 11 of the Bankruptcy Code (the "Plan" or the "Reorganization Plan"). The Plan shall become effective once conditions set forth in section 10.1 of the Plan have been satisfied, or waived by both the Trustee and the Studios pursuant to section 10.3 of the Plan.

The following is a summary of certain provisions of the Plan, as confirmed by the Bankruptcy Court pursuant to the Confirmation Order. This summary is not intended to be a complete description of the Plan, and it is qualified in its entirety by reference to the full text of the Plan. Capitalized terms used but not defined shall have the meanings given to them in the Plan. The Effective Date of the Plan was September 30, 2020.

Designation of and Provisions for the Treatment of Classes of Claims

All claims of creditors and holders of equity interests (except for Administrative Claims and Priority Tax Claims) are placed in the classes set forth below.

Class 1. Priority Claims: Class 1 claims shall be paid in full.

Class 2. General Unsecured Claims: Class 2 claims shall be paid in full.

Class 3. Studios Monetary Claims: Class 3 claims shall be treated consistent with the terms set forth in the Settlement Agreement, Promissory Note, and Security Agreement signed between the parties, attached as Exhibit 1.3, 1.3a, and 1.3b, respectively, of our Form 1-U filed September 15, 2020.

Class 4. Credit Holders' Claims: All holders of Class 4 claims shall be given eighteen (18) months from the Effective Date of the Plan to use their VidAngel Subscription Credits towards a subscription of our Self-Selected Viewing Services. No holder of Class 4 Claims shall have the right to redeem their VidAngel Subscription Credits for cash, and no Credit Holder shall be paid from Distribution Funds.

Class 5. Equity Interests: Each record holder of an Equity Interest in the Debtor shall retain their interest in our Company. Our Company will be prohibited from making any distributions in Cash or other property to the holders of Equity Interests on account of such Equity Interests unless and until the Settlement Amount has been paid in full.

Other Material Provisions of the Plan

Promissory Note: As set forth in the Settlement Agreement, our Company shall execute and deliver a Promissory Note to the Studios. The Promissory Note shall be for the full amount of the Studios Monetary Claims, or $62,461,456. The Promissory Note shall remain in effect for fourteen (14) years following the Effective Date of the Plan, and provides for the payment of $9,900,000, payable in fifty-six (56) equal quarterly installments, with the first installment of $176,786 due on October 15, 2020. If upon expiration of the Promissory Note; the Settlement Amount has been timely paid in full, there is no Uncured Default, and our Company has not received four Strikes in a consecutive five (5) year period, then any remaining balance on the Promissory Note shall be cancelled.

If the Company incurs four strikes within a consecutive five-year period, any Studio may institute an Enforcement Action against us. If a Studio prevails in an Enforcement Action, it shall be entitled to all available remedies, including: (i) acceleration of the Note, if the Note has not been cancelled and (ii) foreclosure on all collateral pledged under the Security Agreement and Compliance Lien, which comprises all of the Company's assets and all of the equity in VidAngel, owned by Neal Harmon and Jeffrey Harmon and would significantly adversely affect our financial condition and our ability to continue our business operations.

Abandonment of Appeals in the California Action: As of the Effective Date of the Plan, our Company shall be deemed to have abandoned all appeals in the California Action and shall file a notice of voluntary dismissal with the Ninth Circuit.

No Use Covenant: Our Company shall not directly or indirectly, or facilitate any third-party to, descramble, decrypt, or otherwise bypass, remove, deactivate, or impair any technological measures that controls access to a Copyrighted Work of a Studio or Studio Affiliate, who owns or controls the copyright(s), without the express written authorization of the Studio or Studio Affiliate.

Our Company shall not directly or indirectly, or facilitate any third-party to, reproduce, stream, transmit, publicly perform, or distribute a Copyrighted Work of a Studio or Studio Affiliate, who owns or controls the copyrights(s), without the express written authorization of the Studio or Studio Affiliate.

Covenant Not to Sue: Our Company shall not bring an action against any Studio or Studio Affiliate, or otherwise, assert any claims under Title 17 of the United States Code, or any related federal or state law claims, unless the action is related to alleged infringement of our Company's exclusive rights in its own copyrighted works.

Covenant Not to Seek Certain Changes to Law: For a period of fourteen (14) years following the Effective Date, no resources of our Company shall be used for lobbying activities directly seeking to amend the Family Movie Act, or to enact or amend any other provisions of law that would allow a person to engage in the filtering, copying, streaming, distribution, or circumvention, of technological measures, of Motion Pictures. Our Company also agrees not to authorize, encourage, or support any such lobbying activity by its officers, directors, or employees.

Continuing Operations

In 2017, we developed and released a filtered streaming service designed to work in conjunction with an existing Licensed Streaming Service, or LSS. We refer to this service as the LSS-Based Service. The LSS-Based Service currently works with the following LSS's: Netflix, Amazon Prime, Amazon Video, Amazon Channels (Showtime), Amazon Channels (Starz), and Amazon Channels (CBS All-Access). We do not offer content on the LSS-Based Service with respect to whose copyrights are owned or exclusively licensed by any of the Studios (or parent, subsidiary, or affiliate of the Studios).

On January 20, 2017, we filmed our first episode of Dry Bar Comedy. Our seventh season began shooting on September 25, 2020. To date, we have filmed more than 250 comedians, over 6 seasons, and have cultivated a collection of comedy that can be watched, and loved, by everybody, everywhere. As the popularity of Dry Bar Comedy continues to grow, we are constantly developing new and innovative ways for the audience to engage with the content in the manner that best fits their individual lifestyle and preferences.

VidAngel continues to produce its own streaming content and seek relationships with artists and other content creators. In 2018, we partnered with The Chosen, LLC, or The Chosen, to create, it says, the first multi-season television series about the life of Jesus Christ. The first season of The Chosen was released publicly in November 2019, with VidAngel as its exclusive distribution partner.

Results of Operations

The following represents our performance highlights for the period ended June 30, 2020 as compared to the period ended June 30, 2019.

	For The Period Ended June 30,		Change		
	2020 (unaudited)	2019 (unaudited)	2020 vs. 2019		
Revenues					
Revenues	$ 21,686,071	$ 4,927,682	$ 16,758,389	340	%
Operating Expenses					
Cost of Revenues	$ 11,112,950	$ 1,447,113	$ 9,665,837	668	%
Sales and Marketing	4,094,382	926,116	3,168,266	342	%
General and Administrative	1,090,342	1,028,239	62,103	6	%
Legal	551,191	1,491,058	(939,867	-63	%
Research and Development	864,271	821,771	42,500	5	%
Settlement Expense	5,297,359	-	5,297,359		
Total Operating Expenses:	$ 23,010,495	$ 5,714,297	$ 17,296,198	303	%

Revenues for the period ended June 30, 2020 increased 340% compared to the same period in 2019. This increase was due to the performance of VidAngel Studios, the original content side of the business, and its largest initiative, The Chosen (accounting for over $30 million in revenue for the year).

The increase in our cost of revenues was due to licensing and transaction fees associated with sales of The Chosen.

The increase in sales and marketing expense was due to additional advertisement and promotional expense related to The Chosen.

The increase in the general and administration expense resulted from higher US Trustee Fees related to cash disbursements, and the addition of new employee benefits and the associated costs.

The decrease in legal expenses was due to fewer and lower costs related to our defense in the Copyright Litigation. The increase in research and development expense was due to the hiring of additional personnel.

The settlement expense is related to the resolution of litigation as part of the Reorganization Plan.

The following represents our performance highlights for the period ended December 31, 2019 as compared to the period ended December 31, 2018:

	For the Year Ended December 31,			Change		
	2019		2018	2019 vs. 2018		
Revenues:						
Revenues	$ 10,754,844	$	7,547,299	$ 3,207,545	42	%
Operating Expenses:						
Cost of revenues	$ 4,143,717	$	2,382,418	$ 1,761,299	74	%
Legal	2,373,203		915,717	1,457,486	159	%
General and administrative	2,149,802		1,663,392	486,410	29	%
Sales and marketing	1,934,729		1,318,155	616,574	47	%
Research and development	1,775,665		1,567,015	208,650	13	%
Total Operating Expenses:	$ 12,377,116	$	7,846,697	$ 4,530,419	58	%

The Stream-Based Service was launched June 13, 2017. At release, all new customers were given a 30-day free trial of the service. We currently charge a monthly subscription fee of $1.99-$14.99 for the Stream-Based Service. All licensed content is made available to customers subscribing to the Stream-Based Service. As before mentioned, this business has been divested to VidAngel Entertainment, LLC.

Media revenues are generated by the sale of products licensed for distribution. Products may be of a digital or physical nature and revenue is recognized upon delivery to the customer.

Content licensing revenue is generated by publishing our original content on third party websites such as Facebook, YouTube, and Amazon. We are paid by the third-party websites based on impressions delivered or the number of actions, such as clicks, taken by users viewing our content. We recognize revenue in the period in which the impressions, or actions, occur.

Rental revenues are generated by titles that we allow customer to purchase for a fixed length of time. These titles are made available for viewing, once purchased, for a fixed period of 24 hours. Once that viewing window has closed, access to the title is removed, and revenue is recognized.

Tip revenues can be generated by any title we offer on our system for which the creator, or copyright owner, has appropriately licensed for exploitation. Viewers have the option to compensate the creators in the form of a "Tip" at any time during the streamed performance. Tips are recognized upon receipt and distributed in accordance with the agreements we have with the licensing party.

Revenues for rental & tips collected were for titles that we offered for rental. These titles were available for viewing, once purchased, for a fixed period of 24 hours. Once that viewing window closed, access to the title was removed, and any revenue related to the transaction was recognized. Tips are recognized upon receipt and distributed in accordance with specific agreements we have with the licensing parties.

Ticket & concession sales for *Dry Bar Comedy* shows are recognized once a show is complete. The revenue generated from the comedy shows is used to offset the cost of production of the specials.

Consulting and technology services are performed for customers on an ad-hoc basis and may include services such as product design, product development, accounting, reconciliations, product marketing, advertisement services, marketing campaign management, video production, video editing, and any other service for which we have experience in providing. Revenue for the services are recognized upon completion.

The increase in revenues for 2019 is due to the addition of media revenues, which are earned from the sales of products licensed for distribution, and consulting and technology service revenue. We also saw modest increases in our subscription revenue from the Stream-Based Service, and ticket and concession revenues from live *Dry Bar Comedy* performances.

The increase in cost of revenues was largely due to licensing fees associated with media revenues, and an increase in expenses related to the production and filming of a greater number of *Dry Bar Comedy* specials in 2019. Costs associated with the delivery of physical media products and higher transaction processing fees also contributed to the increase.

The increase in sales and marketing expense was largely due to the addition of headcount necessary to support our internal marketing efforts, and modest growth in general marketing expenses. We expect these expenses to increase significantly in FY 2020 as we continue to expand our subscription base and look to foster growth in other revenue streams.

We also saw an increase in our general and administrative expenses for FY 2019. This was largely due to the receipt of a tax credit in 2018 for the production of *Dry Bar Comedy*, for which we were not eligible in 2019. We also saw an increase in expenses for outside consultants, and higher U.S. Trustee fees from our bankruptcy filing.

The increase in research and development expense was due to the addition of headcount as we look to continue our focus on improving existing products, optimizing existing services, and developing new technology to better meet the needs of our customers.

The increase in legal expense was due to our defense in the Disney Litigation. We expect legal expenses for fiscal year 2020 to be significantly lower.

Going Concern

Our financial statements appearing elsewhere in this Offering Circular have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. We incurred net losses of $1,611,154 and $286,354 for the years ended December 31, 2019 and 2018, respectively. We used net cash of $894,237 and $435,890 in operating activities in the years ended December 31, 2019 and 2018, respectively. The net losses and use of cash in operating activities resulted from, among other things, significant marketing expenditures related to the acquisition of new customers, and significant legal expenses related to the Disney Litigation. The Company filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code on October 18, 2017.

These conditions raise substantial doubt about our ability to continue as a going concern. The financial statements appearing elsewhere in this Offering Circular do not include any adjustments related to the recoverability and classification of recorded asset amounts or amounts and classifications of liabilities that might result from this uncertainty.

Liquidity and Capital Resources

Operating and Capital Expenditure Requirements

As of June 30, 2020, we had cash on hand of $8,289,974. We project that our existing capital resources will be sufficient to meet our operating requirements for at least the next 12 months.

As part of the Reorganization Plan, we have an outstanding promissory note in the amount of $62,461,456. If we abide by the terms set forth in the settlement agreement, the amount payable will not exceed $9,900,000 (including principal and interest), payable over fifty-six (56) equal quarterly installments of $176,786, beginning October 15, 2020.

We may need to raise additional funds to invest in growth opportunities, product development, sales and marketing, and other purposes. Our future capital requirements will depend on many factors, including our growth rate; the level of investments we make in product development, sales and marketing activities, and other investments to support the growth of our business, and may increase materially from those currently planned.

We may seek to raise additional funds through equity financing. Any additional equity financing likely would be dilutive to existing stockholders. At this time, we have no commitments to obtain any additional funds, and there can be no assurance that such funds will be available on acceptable terms or at all.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization, or WHO, officially characterized the outbreak of COVID-19 as a pandemic, hereafter referred to as the Pandemic. On March 13, 2020, we instituted mandatory work-from-home procedures for all employees. The transition happened quickly, with minimal disruption to day-to-day operations.

The impact on the business, to-date, has been limited.

The full extent of the impact of the COVID-19 pandemic on our business, operations and financial results will depend on a number of factors that we do not control and may not be able to accurately predict. We will continue to assess the situation as it progresses and take any action required by federal, state, or local authorities, or that we determine is in the best interests of our employees, customers, and stockholders

FINANCIAL CONDITION OF THE ISSUER

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

 Please see disclosed Audited December 31, 2019 and 2018 Financial Statements.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

 (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

  i. in connection with the purchase or sale of any security? ☐ Yes ☒ No

  ii. involving the making of any false filing with the Commission? ☐ Yes ☒ No

  iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

 (2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

  i. in connection with the purchase or sale of any security? ☐ Yes ☒ No

  ii. involving the making of any false filing with the Commission? ☐ Yes ☒ No

  iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

 (3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

  i. at the time of the filing of this offering statement bars the person from:
   (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No
   (B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No
   (C) engaging in savings association or credit union activities? ☐ Yes ☒ No

         ii.   constitutes a final order based on a violation of law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

       (4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

         i.   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No
         ii.   places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No
         iii.   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

       (5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

         i.   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No
         ii. Section 5 of the Securities Act? ☐ Yes ☒ No

       (6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

       (7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☒ No

       (8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☒ No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
       (1) any other material information presented to investors; and
       (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

There is a pitch video on the portal's page for this Offering. The pitch video is made from Issuer-related individuals explaining what the Offering funds would be used for and why they think the Offering would interest potential investors.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

> 120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

> invest.angelstudios.com/angel-cf

The issuer must continue to comply with the ongoing reporting requirements until:
(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.